

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

Via E-mail
Ward J. Timken, Jr.
Chairman and Chief Executive Officer
TimkenSteel Corporation
1835 Dueber Avenue S.W.
Canton, OH 44706

> **Re: TimkenSteel Corporation**
> **Form 10**
> **Filed February 11, 2014**
> **File No. 001-36313**

Dear Mr. Timken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1.   Please note that in accordance with Section 12(d) of the Exchange Act of 1934, this Form 10 registration statement filed pursuant to Section 12(b) of the Exchange Act will become effective 30 days after the Commission receives certification from the New York Stock Exchange that the company's listing application has been approved. You may request acceleration of effectiveness of the registration statement prior to the expiration of the 30-day period in accordance with the provisions of Exchange Act Rule 12d1-2.

2.   Please note that we may have further comments once items that are currently blank, such as portions of the registration statement cover page, capitalization, relationship with Timken after the spinoff, executive compensation and security ownership of beneficial owners sections, are completed or provided.

3.   We note that you intend to file by amendment certain exhibits, including the company's organizational documents and the material agreements related to the spinoff. We may have comments on these exhibits after they are filed. In addition, please tell us whether you intend to file these exhibits in final form prior to the effectiveness of the registration statement. In this regard, we note that with few exceptions, these exhibits have been listed in the "Form of."

4.   Please update your financial statements pursuant to the requirements of Rule 3-12 of Regulation S-X. Please update your MD&A and wherever else you discuss your results of operations, financial condition and liquidity accordingly.

Exhibit 99.1 – Information Statement

Cover Page

5.   Here and throughout the filing we note statements referring to the spinoff distribution as "becom[ing] effective." Please revise your disclosures to accurately refer to the distribution as being completed or consummated, rather than becoming effective since the effectiveness of the registration statement would not render the spinoff distribution effective.

6.   Please delete the word "generally" at the end of the second paragraph because it may imply that you have not disclosed all of the material federal income tax consequences related to the distribution. Please address this comment elsewhere in the filing where the disclosure appears.

Summary, page 1

7.   We note throughout the filing statements regarding TimkenSteel's position in the industry, such as that (i) you are "the only focused special bar quality … steel maker in North America," (ii) you are "the leading manufacturer of SBQ steel large bars…and seamless mechanical tubing in North America;" and (iii) you have "a unique operating model, industry-leading manufacturing assets… that create a competitive advantage." Please note that these are only examples. Please revise your disclosures to clearly identify the source(s) relied upon and the basis for these statements. Please also disclose the measure by which you have determined your market position (e.g., revenue, capacity or shipments).

Fractional shares, page 2

8.   Please tell us whether the transfer agent is an affiliate of the company or Timken. Please also confirm that the transfer agent will, in its sole discretion (that is, without influence

by the company or Timken), determine when, how, and through which broker-dealer to make its sales of fractional shares.

Stock Exchange Listing, page 3

9.   You disclose that you anticipate that trading will commence on a when-issued basis "shortly before the record date." With a view towards disclosure please tell us how trading on this basis could be accomplished *prior* to the record date.

Questions and Answers About the Spinoff, page 4

10.   Please add a question & answer section regarding the executive officers and directors of TimkenSteel following the spinoff.

What is the spinoff?, page 4

11.   Please disclose the estimated timeframe during which you expect the spinoff distribution to be completed.

What are the reasons for and benefits of separating from Timken?, page 4

12.   Please disclose here, including elsewhere in the filing where you discuss the reasons for the spinoff, the percentage of total assets, revenue and liabilities of Timken for the periods presented, attributable to the businesses and assets being transferred to TimkenSteel in connection with the spinoff.

Can Timken decide to cancel the spinoff if all the conditions have been met?, page 4

13.   Please revise your disclosure here to provide a brief summary of the most material conditions to the spinoff. In addition, please disclose what notification, if any, you will provide stockholders should the Timken board of directors waive a material condition or amend, modify or abandon the spinoff and related transactions.

If I sell my Timken common shares before or on the distribution date, will I still be entitled to receive TimkenSteel common shares in the spinoff?, page 5

14.   Briefly describe the circumstances pursuant to which a Timken shareholder will or will receive TimkenSteel shares in the spinoff distribution. In addition, to the extent necessary please revise your disclosures to describe these circumstances consistently throughout the filing. In this regard we note that on the cover page you state that if a shareholder sells its "Timken common shares in the 'regular way' market *after the record date and prior to the spinoff*," the shareholder also "will be selling [its] right to receive TimkenSteel common shares in connection with the spinoff" [emphasis added], while

your disclosure here refers to circumstances when Timken shares are sold "before or on the distribution date."

<u>What will the relationship between Timken and TimkenSteel be following the spinoff?, page 7</u>

15.   Briefly disclose the most material terms of the relationship between the two companies post spinoff distribution.

<u>Risk Factors, page 8</u>

<u>We may not realize the potential benefits from the spinoff, page 8</u>

16.   Please disclose here the costs to be incurred in connection with the spinoff. In this regard, we note that in Timken's September 5, 2013 press release available in its website, it is stated that the parties expect the "[o]ne-time transactions costs …to be approximately $125 million."

<u>We have no history operating as an independent company…, page 8</u>

17.   With respect to the costs associated with services previously performed by Timken, please expand your disclosure to quantify to the extent possible the anticipated effect of the loss of synergies from operating as a stand-alone company.

<u>Our capital resources may not be adequate to provide for all of our cash requirements…, page 13</u>

18.   Here or in an appropriate section of the filing, discuss the basis for your statement that you believe to have "adequate access to [the financial, credit and/or banking] markets." In addition, in your "Capital Resources" disclosure on page 45, please describe the credit facilities that are available to you.

<u>Material U.S. Federal Income Tax Consequences of the Spinoff, page 23</u>

19.   Please disclose that you expect to obtain an opinion of counsel that the distribution of TimkenSteel common shares in the spinoff will qualify as a tax-free distribution (refer to your disclosure on page three). Please name the counsel and tell us whether you expect to receive such opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spinoff distribution.

<u>Spinoff Conditions and Termination, page 25</u>

20.   We note bullet point eight disclosure stating that the spinoff is conditioned upon receipt of "all material government approvals and material consents necessary to consummate the spinoff…" Please expand your disclosure to identify which government consents

and/or material consents you must obtain in order for the spinoff distribution to be consummated.

Management's Discussion and Analysis, page 35

Overview, page 35

21.   In the third and fourth paragraph of your disclosure you discuss how the new ladle refiner "will improve productivity, increase capacity and expand product range" and that the new intermediate finishing line "increases operational efficiencies…significantly reducing product handling and material movements." Your disclosure, however, does not provide an objective measure by which to assess these statements. Please revise your disclosures by quantifying to the extent possible measures such as improved productivity and increased capacity.

Liquidity and Capital Resources, page 43

22.   We note significant capital expenditures from your discussion herein and the statement of cash flows. We also note the apparent lack of committed financing post-spinoff. Please revise to quantify your expected capital expenditures for the next twelve months and to discuss how you intend to fund these costs with "internally generated cash flow," given the nil cash balance in all periods and that after the spinoff, your business "will no longer participate in cash management and funding arrangements with Timken." Refer to Item 303(A)(2) of Regulation S-K.

Critical Accounting Policies and Estimates, page 46

23.   We note there is no discussion of the critical accounting policies and estimates related to your property, plant and equipment. Given that this asset alone accounts for 57% of your total assets and 79% of total equity at December 31, 2012, please tell us your consideration for not providing such a discussion herein. Please revise to: i) disclose the date of your last long-lived asset impairment assessment; ii) identify or describe all of your asset groups; and iii) explain how you concluded such groups represented the lowest level for which identifiable cash flows were largely independent of the cash flows of other groups of assets or liabilities. Revise future filings to include a more fulsome discussion than is presented on page F-8 of the current facts and circumstances that may materially impact your methodology regarding the impairment of your long-lived assets. In this regard, we note your major performance measures, i.e., net sales, net sales excluding surcharges, gross margin and gross margin excluding surcharges appear to be experiencing recent declines, though we note that during 2012, gross margin increased and gross margin excluding surcharges remained flat compared to the year-ago period. Please describe the potential events or changes that may indicate that the carrying amount of the asset or related group of assets may not be recoverable. Explain why an interim impairment test was not warranted as of the latest balance sheet date, if true.

Business, page 50

Overview, page 50

24.   In the second paragraph, you state that TimkenSteel manages raw material recycling
        programs. With a view towards disclosure, please clarify for us whether you manage
        these programs on behalf of clients or whether they relate to your raw material feeder
        system (refer to your "Raw Materials" disclosure on page 53).

Energy & Distribution, page 51

25.   Please expand your disclosure to describe in more detail your Distribution channel
        activity, as well as the key terms of your partnership with the authorized service centers.

Relationship with Timken After the Spinoff, page 56

Agreements Between Timken and Us, page 56

26.   Refer to disclosure at the end of the first paragraph. Please confirm that you will disclose
        any material changes to the agreements discussed in this section, in an amendment to the
        information statement.

27.   Please ensure that with respect to each agreement, you provide brief disclosure of the
        respective materials terms. In this regard, we note that statements such as "we intend to
        enter into an employment matters agreement with Timken that will address employment,
        compensation and benefit matters" is rather broad and generic. We make a similar
        observation with respect to the Supply Agreement discussed on page 58.

Compensation Discussion and Analysis, page 62

2013 Summary Compensation Table, page 74

28.   With a view towards disclosure, please tell how you arrived at the determination that the
        strategic performance shares comprise non-equity incentive compensation (refer to
        related 2013 Grants of Plan-Based Awards disclosure). In this regard, we note disclosure
        at the end of page 69 stating that the value of the shares subject to the award "would be
        equal to the stock price when the shares vest" and that executives who have not met their
        share percentage ownership requirement at the time of grant, would "receive half of the
        value of any final award in cash and the other half in equity." In addition, please tell us
        whether these awards are within the scope of FASB ASC Topic 718.

<u>Potential Payments Upon Termination or Change in Control, page 79</u>

29.   With a view towards disclosure, please tell us whether TimkenSteel and the named executive officers will be entering into new severance agreements in connection with the spinoff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at 202-551-3743 or, in her absence, Al Pavot, Staff Accountant at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at 202-551-3345 or, in her absence Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Michael J. Solecki, Esq.